UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 26, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH eREIT V, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4250978
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

B19 Controlled Subsidiary – Landover, MD

On December 26, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, B19 (the “B19 Controlled Subsidiary”), for an initial purchase price of approximately $6,336,000, which is the initial stated value of our equity interest in the B19 Controlled Subsidiary (the “B19 Investment”). The B19 Controlled Subsidiary used the proceeds to close on the acquisition of vacant land totaling approximately 965,000 square feet (the “B19 Property”). The closing of both the B19 Investment and the B19 Property occurred concurrently.

The B19 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the B19 Investment (the “B19 Operative Agreements”), we have full authority for the management of the B19 Controlled Subsidiary, including the B19 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the B19 Investment, paid directly by the B19 Controlled Subsidiary.

The B19 Property was acquired for a purchase price of approximately $6,336,000, which includes the acquisition fee of approximately $61,500. We anticipate incurring soft costs over the next one to two years to entitle the B19 Property for approximately 240 multifamily units. Additional soft costs are expected to follow entitlements during the lease-up period following construction. Total soft costs are estimated to be approximately $11,800,000 for the project. Approximately $41,000,000 of hard costs are anticipated; however, there can be no guarantee that such results will be achieved. This brings the total estimated project cost to approximately $59,000,000, including the purchase price. No financing was used for the acquisition of the B19 Property; however, construction financing was assumed during underwriting of the project.

The B19 Property is approximately 22 acres of unimproved land located in the 20785 zip code of Landover, M.D. Prince George’s County is the second largest county within Maryland and a core part of the Washington, D.C. metropolitan area. The B19 Property is approximately 12 miles from central Washington, D.C., 3 miles from two separate Washington Metro lines, and 1.5 - 2.0 miles from nearby retail and grocery options. The B19 Property is located directly within the I-495 Beltway, allowing for convenient access across the metropolitan area.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Development Hard Costs	Total Projected Soft / Other Costs	Estimated Base Year Rents per Unit	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
B19	8.8% - 13.8%	$41,000,000	$11,800,000	$1,830 - $1,890	3.0%	3.0%	5.5%	10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT V, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated October 4, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH eREIT V, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: January 6, 2020